EXHIBIT 99.5

CERTIFICATE

TO:

Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

New Brunswick Financial and Consumer Services Commission

Office of the Superintendent of Securities Service Newfoundland and Labrador

Nova Scotia Securities Commission

Ontario Securities Commission

Prince Edward Island Financial and Consumer Services Division

Financial and Consumer Affairs Authority of Saskatchewan

RE:	Special meeting of securityholders to be held on February 6, 2025 (the “Meeting”)

Reference is made to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) Part 2, section 2.20, pursuant to which a reporting issuer may abridge the time prescribed in subsections 2.1(b), 2.2(1) or 2.5(1) of NI 54-101 for the establishment of meeting and record dates to a lesser period.

I, N. Eric Fier, Chief Executive Officer of SilverCrest Metals Inc. (the “Company”), hereby certify on behalf of the Company and not in my personal capacity, as follows:

(a)	the Company is relying on section 2.20 of NI 54-101 to abridge the time prescribed in subsections 2.2(1) and 2.5(1) of NI 54-101; and
(b)	in reliance on Section 2.20 of NI 54-101, the Company has:
(i)	made arrangements to have the proxy-related materials relating to the Meeting sent in compliance with section 2.9 and 2.12 of NI 54-101 to all registered shareholders of the Company as of December 19, 2024; and
(ii)	made arrangements to carry out all of the requirements of NI 54-101 in addition to those described in the preceding subparagraph (i).

DATED January 13, 2025.

SILVERCREST METALS INC.

By:	(Signed) “N. Eric Fier”
	Name:	N. Eric Fier
	Title:	Chief Executive Officer